Exhibit 1

NEWS RELEASE

For Immediate Release:

February 23, 2007

CanWest Increases its Equity Commitment in planned acquisition of Alliance Atlantis Communications Inc.

TORONTO: CanWest Global Communications Corp. announced today that its subsidiary, CanWest MediaWorks Inc. (“CanWest”), has given notice to Goldman Sachs Capital Partners (“GSCP”) exercising its right to increase its equity in the joint company that is acquiring Alliance Atlantis Communications Inc. (“Alliance Atlantis”), to CDN $200 million.

CanWest’s initial commitment to the venture was $132 million and it has the option to increase this commitment within 45 days of the original agreement. CanWest’s equity will be directed to the subsidiary acquiring Alliance Atlantis’s broadcasting division and will result in CanWest holding an economic position therein of approximately 29%, subject to final closing adjustments, with the balance being held by GSCP.

“This is consistent with our ongoing commitment to enhance our existing television business by expanding in the specialty television sector” said Leonard Asper, President and CEO of CanWest.

The acquisition of Alliance Atlantis is being carried out by way of a Plan of Arrangement. The Arrangement must be approved by the Shareholders of Alliance Atlantis. The Arrangement is also subject to court approval, as well as certain other customary conditions including the receipt of regulatory approvals.

This news release contains certain comments or forward-looking statements that are based largely upon current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The entities disclaim any intention or obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.

CanWest Global Communications Corp. (www.canwestglobal.com), (TSX: CGS and CGS.A, NYSE: CWG) an international media company, is Canada’s largest media company. CanWest is Canada’s largest publisher of daily newspapers and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Singapore, Indonesia, the United Kingdom and the United States.

For further information:

CanWest Global Communications Corp.

Deb Hutton

Senior Vice President, Corporate Communications

Tel. (416) 383-2442